SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549
_____________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2017
OR
☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________
Commission file number    1-724
A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Corp. Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
PVH CORP.
ASSOCIATES INVESTMENT PLAN FOR
RESIDENTS OF THE COMMONWEALTH
OF PUERTO RICO

Date: June 29, 2018	By: /s/ Dana Perlman
Dana Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN FOR
RESIDENTS OF THE COMMONWEALTH
OF PUERTO RICO

FINANCIAL STATEMENTS

December 31, 2017 and 2016

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

TABLE OF CONTENTS

December 31, 2017 and 2016

Page

Report of Independent Registered Public Accounting Firm

Financial Statements

 Statements of Net Assets Available for Benefits

 Statement of Changes in Net Assets Available for Benefits

 Notes to Financial Statements

Supplemental Schedule

 Schedule H, Line 4i--Schedule of Assets (Held at End of Year)
1 3 4 5 13

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
PVH Associates Investment Plan for Residents
Of the Commonwealth of Puerto Rico

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the PVH Associates Investment Plan for the Residents of the Commonwealth of Puerto Rico (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Spielman, Koenigsberg & Parker, LLP

Spielman, Koenigsberg & Parker, LLP

We have served as the Plan's auditor since 2005.

New York, NY
June 25, 2018

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016

Assets

Cash	$ 7,540	$ 24,455
Participant-directed investments	1,321,391	1,025,105

Receivables:
Notes from participants	70,777	76,297
Contributions, employer	-	1,439
Contributions, employee	-	2,868

Total receivables	70,777	80,604

Net assets available for benefits	$ 1,399,708	$ 1,130,164

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2017

Additions

Investment income:
Net appreciation of investments	$ 143,000
Interest and dividend income	31,123
Total investment income	174,123

Interest income on notes receivable from participants	4,074

Contributions:
Employer, net of forfeitures	47,400
Participants	98,850
Total contributions	146,250

Total additions	324,447

Deductions

Payments to participants	53,234
Administrative expenses	1,669
Total deductions	54,903

Net increase in net assets available for benefits	269,544

Net assets available for benefits at beginning of year	1,130,164

Net assets available for benefits at end of year	$1,399,708

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2017 and 2016

1. Description of the Plan

The following description of the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the "Plan") provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Trustee and Recordkeeper

The Plan's trustee is Banco Popular. The Plan's Directed Employee Benefit Custodian is Charles Schwab Bank (the "Custodian").  The Plan's recordkeeper is Milliman, Inc. On October 1, 2018 the plan will switch its recordkeeper and custodial services from Milliman, Inc. and Charles Schwab Bank to Empower Retirement and Great-West Trust Company, respectively.

General

The Plan is a defined contribution plan covering salaried and hourly retail field workers of PVH Corp. (the "Company") who are residents of the Commonwealth of Puerto Rico, at least age 21 or older, and have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year. The Plan is subject to the reporting and disclosure requirements of the Employer Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined by the Plan, limited to $15,000 per annum for the 2017 and 2016 plan years.  In addition, eligible participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions up to $1,500 for the 2017 and 2016 plan years.  The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings.  Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of the 25 individual investment options.  A participant may contribute a maximum of 25% of contributions in PVH Corp. common stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Participant notes receivable are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2017, outstanding notes receivable from participants totaled $70,777, with maturity dates through 2022 at interest rates ranging from 4.25% to 5.25%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company's future matching contributions.  In 2017 and 2016, forfeitures of $734 and $231, respectively, were used to reduce the Company's matching contributions.  At December 31, 2017 and 2016, forfeited non-vested accounts totaled $600 and $52, respectively.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount or installment payments equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan's administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan's investment options. Investment management or related fees associated with certain investment fund options are paid by participants.

Reclassifications

Certain amounts from 2016 financial statements have been reclassified in order to conform with 2017 presentation.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Investments

Investments are recorded in the accompanying financial statements at fair value.  Purchases and sales of securities are reflected on a settlement date basis.  All assets of the Plan are held by the Custodian and are segregated from the assets of the Company.

Recent Accounting Guidance

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which amends ASC 820, Fair Value Measurement.  Under this standard, for entities that measure investments using the net asset value (NAV) practical expedient, the requirement to categorize these investments in the fair value hierarchy table is eliminated and instead, the fair values of these investments should be presented as reconciling items between the financial statement amounts and the totals reported in the fair value table.

Additionally, certain disclosures are no longer required for investments that are eligible for the practical expedient but are not measured that way.  The ASU should be applied retrospectively and is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  The Plan adopted this standard as of December 31, 2016.

3. Party-In-Interest Transactions

During the years ended December 31, 2017 and 2016, the Plan purchased 73 and 32 shares, respectively, and sold 66 and 65 shares of the Company's common stock, respectively.  The Plan also received $131 and $134 during 2017 and 2016, respectively from the Company as payment of dividends on its common stock. Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are paid by the company participating in the plan, and accordingly, are not included in the financial statements of the Plan.

4. Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan's own assumptions about the inputs that market participant would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2017 and 2016:

		Fair Value Measurements at
		December 31, 2017
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$ 983,135	$ 983,135	$ -	$ -
PVH Corp. common stock(2)	122,117	122,117	-	-

Total investments measured at fair value	$1,105,252	$1,105,252	$ -	$ -
Common collective trust fund measured at
net asset value(3)	216,139
Total participant-directed investments	$1,321,391

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2016
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$651,275	$651,275	$ -	$ -
PVH Corp. common stock(2)	79,682	79,682	-	-

Total investments measured at fair value	$730,957	$730,957	$ -	$ -
Common collective trust fund measured at
net asset value(3)	294,148
Total participant-directed investments	$1,025,105

(1)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(2)	Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

(3)
Valued at the net asset value of the fund as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to this common collective trust fund.  This fund invests in guarantee contracts and instruments and is redeemable on a daily basis without restriction.

5. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the Statements of Net Assets Available for Benefits.

6. Income Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Company by letter dated February 24, 2014 and effective January 1, 2011, that the Plan and related trust is designed in accordance with the applicable sections of the Internal Revenue Code for a New Puerto Rico ("IRC").  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per the financial statements	$1,399,708	$1,130,164
Amounts allocated to withdrawing participants	-	-

Net assets available for benefits per the Form 5500	$1,399,708	$1,130,164

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2017:
2017

Benefits paid to participants per the financial statements	$ 53,234
Less: Amounts allocated to withdrawing participants at
December 31, 2016	-
Benefits paid to participants per the Form 5500	$ 53,234

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 014

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO
SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2017

		(c)
	(b)	Description of investment		(e)
	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
(a)	lessor or similar party	interest, collateral, par or maturity value	Cost	Value

	American Beacon Funds	American Beacon Large Cap Value Fund;
		1,134.472 shares	**	$ 30,733
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio Institutional;
		440.293 shares	**	10,959
	American Funds	Europacific Growth Fund R5; 288.448 shares	**	16,179
	Fidelity Funds	Fidelity Balanced Fund; 993.857 shares	**	23,584
	Metropolitan West	Metropolitan West Total Return Bond Fund;
		4,027.614 shares	**	42,934
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund;
		321.495 shares	**	30,963
	The Vanguard Group	Vanguard Target Retirement 2020; 560.940 shares	**	12,638
	Vanguard	Vanguard Target Retirement 2025; 494.866 shares	**	11,313
	Vanguard	Vanguard Target Retirement 2030; 1,112.575 shares	**	25,723
	Vanguard	Vanguard Target Retirement 2035; 1,963.899 shares	**	45,896
	Vanguard	Vanguard Target Retirement 2040; 2,170.496 shares	**	51,267
	Vanguard	Vanguard Target Retirement 2045; 11,463.078 shares	**	272,821
	Vanguard	Vanguard Target Retirement 2050; 8,065.641 shares	**	192,124
	Vanguard	Vanguard Target Retirement 2055; 7,060.433 shares	**	168,462
	Vanguard	Vanguard Target Retirement 2060; 217.086 shares	**	5,180
	Vanguard	Vanguard Institutional Index Fund;
		113.806 shares	**	27,707
	Vanguard	Vanguard Total Bond Market Index
		Institutional; 489.269 shares	**	5,260
	Vanguard	Vanguard Total International Stock Index
		Institutional; 8.163 shares	**	996
	Wells Fargo Funds	Wells Fargo Stable Return Fund U; 4,261.420 shares	**	216,139
	William Blair Funds	William Blair Mid Cap Growth I; 342.965 shares	**	8,396
*	PVH Corp.	PVH Corp. Common Stock; 890 shares	**	122,117

		Total investments		$1,321,391

*	Notes receivable from participants	Participant notes receivable; loans maturing at various dates through 2022 and bearing interest at rates ranging from 4.25% to 5.25%	**	70,777

*   Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors